

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 29, 2024

Avraham Dreyfuss
Chief Financial Officer
Fortress Net Lease REIT
1345 Avenue of the Americas
New York, NY 10105

> **Re: Fortress Net Lease REIT**
> **Registration Statement on Form 10-12G**
> **Filed February 1, 2024**
> **File No. 000-56632**

Dear Avraham Dreyfuss:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10-12G filed February 1, 2024

Item 1. Business
Temporary Strategies, page 12

1.   Please state whether the Adviser may change your investment strategy without shareholder notice or consent. If true, please also provide risk factor disclosure.

Fortress Net Lease REIT Structure, page 14

2.   Please revise your structure chart to reflect the ownership percentages of the entities listed, as applicable.

Share Repurchase Plan, page 27

3.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining

whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017) please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

Item 1A. Risk Factors, page 52

4. As you are a perpetual life REIT, please provide risk factor disclosure noting that you are not required to ever provide liquidity under your Declaration of Trust or otherwise.

We may not be able to obtain the necessary permits and licenses to invest in certain properties., page 67

5. Please clarify your disclosure in this risk factor to state whether you have applied or intend to apply for the licenses or permits required to invest in certain properties, obtain financing, lease properties or engage in lending, advisory and broker activities.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters
Calculation and Valuation of Net Asset Value, page 129

6. Please disclose how the company intends to disseminate the monthly NAV to shareholders. Please provide us with your template for future NAV disclosures supplementally.

Our Independent Valuation Advisor, page 130

7. Please reconcile your statement here that your independent valuation advisor does not calculate your NAV with your statements under the "Additional Valuation Information" subheading here and on pages 17 and 134 that your NAV per share for each class is calculated by a third-party subsidiary of Eisner Advisory Group LLC.

Item 11. Description of Registrant's Securities to be Registered, page 139

8. Please disclose whether your different classes of shares have varying rights given the differing placement fees, dealer manager servicing fees, and investment thresholds.

Consolidated Statement of Operations, page F-3

9. Please tell us why you believe it is more appropriate to present audited financial statements for a period beginning on September 28, 2023 (Date of Commencement) rather than January 24, 2023, your date of inception, including any authoritative guidance upon

which you relied.

10. Please tell us how you determined the number of weighted average shares outstanding used in your calculation of net loss per share of common stock.

Consolidated Statement of Changes in Equity, page F-4

11. Please revise to relocate the total $2,704 offering cost charge from the Accumulated Deficit column to the Total column.

Note 2. Summary of Significant Accounting Policies
Investments in Real Estate, page F-7

12. Please explain your basis for depreciating tenant improvements over a 25 year period. In your response, include the term of any in-place leases.

Notes to Consolidated Financial Statements
Note 6. Leases, page F-13

13. We note that the property you acquired for $66.4 million is leased to a single tenant under a triple net lease. Please tell us your consideration of including audited financial statements of this tenant within your filing to allow potential investors to evaluate the risk related to this significant asset concentration.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ross M. Leff, P.C.